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# DownToDash

### An app to make quality activity buddies

🐦 f ⊙ DOWNTODASH.COM  NEW YORK

| Software | Technology | Minority Owned | Social |
| Mobile |



💲 **Last Funded October 2019!**

## $64,680
total funds raised ⊘

## 203
total investors

**FOLLOW FOR UPDATES**



*We have lived in different countries and identified the difficulty in finding people for specific activities. We wanted to play Basketball and could not find enough players and I did not go for Zumba when my friends were busy. Later on, I moved to New York alone and experienced how difficult it can be to make friends when you move into a new city.*

**Sama Jashnani** Co-Founder and CEO @ DownToDash

---

 UPDATES¹⁴     ABOUT     GRAPEVINE¹²²

---

## Why you may want to support us...

1   We have enabled more than 50,000 plans last month and are on-boarding around 100 users every week.

2   2. We did an equity crowdfunding campaign and raised $64,680 from our users, event partners and other investors.

3   Featured in Forbes, HuffPost, TEDx and Entrepreneur Elevator Pitch Season 3.

4   We organize weekly virtual events and are generating revenue and users from them. http://bit.ly/DTDevents

5   We are launching a feature that will curate personalized experiences for users every week, based on their availability and location.

6   The lockdown and social distancing made us pivot and adapt to the current situation by moving these activities and events online.

7   We see this as an opportunity to create new personal connections between people during this isolating time.

## Why people love us


**Sama Jashnani**
Parent


*I use Sama's app and also have worked with her planning events. She is one of the best entrepreneurs I've worked with.*
**Michael Marra** Customer $1,000


*Sama is very passionate about what she does and that shows through the amount of effort she puts in representing her brand. She is out there and everywhere. In fact being a founder myself I have always envied her for her unparallel energy. With downtodash, Sama is actually a living example of her product. Only makes sense that she would have an app that helps connect people. She is completely a connector and always helping others grow. I filled up 100k in the "how much would I invest section" since I really would if I could spare that and didn't have my own startup.*
**Adi Patil** Customer $100,000

See more on Grapevine

## Our Team



AND OUR MAJOR ACCOMPLISHMENTS

**Sama Jashnani**
Co-Founder and CEO
*Co-Founded a social enterprise and e-commerce platform and worked at a global marketing agency. Full scholarship to Warwick Business School. Featured in Forbes, HuffPost, Entrepreneur Elevator Pitch Season 3 and TEDx.*





**Anuja Shah**
Co-Founder and COO
*Worked at an e-commerce fashion startup in London and interned at Lightbox VC. Featured in HuffPost and Forbes.*



## Some of our investors



WE'VE RAISED $64,680 FROM 203 INVESTORS SINCE OUR FOUNDING

**Garen Corbett**
*Bay area health and policy expert. Skilled in management, leadership, and leading highly focused technical teams.*





**Cedric Giles**
*I'm an amateur investor hoping to strike financial security through a lucky investment.*



**Winton Carroll Berry**
*I'm a restaurant owner and Realestate developer*



**Roger Steciak**
*I invest in the regulation crowdfunding offerings of startups and small businesses on the Florida Panhandle.*



**Isaac Wiedmann**
*Just another human*



**Kevin Zuber**
*Avid traveler, investor. FinTech nerd.*





**Shaji Zohir**
*I live in VA and I am a student and owner of Sasha Kids,LLC.*



**Michael Simcock**
*Retired systems and database consultant that enjoys working and mentoring with others. Does volunteer work locally and manages family investments.*



**Biren Gandhi**
*https://lnkd.in/biren*

along with 194 other investors

### In the news



















Forbes · Medium · TYT · HuffPost · CNBC · Inc. · Gadget Hacks · Innov8tiv · Her Campus

# Our opportunity to spread calm and vitality during this isolating time!

The lockdown and social distancing made us pivot and adapt to the current situation by moving these activities and events online. Our events include meditation sessions, Small Talk Sucks (a night of authentic relating), Virtual Games Night, Great Minds Drink Alike (philosophy and drinks online) and others. We see this as an opportunity to spread calm and vitality during this isolating time.















DownToDash


April 2020 Events
2ND APRIL
Virtual Speed Networking
4TH APRIL
Small Talk Sucks
4TH & 5TH APRIL
Virtual Games Night
9TH APRIL
Investor Speaker Series
8TH & 12TH APRIL
Collective Calm- meditation, gratitude and journalling
14TH APRIL
Meditation & Wellness - mix of art, music and community
18TH APRIL
Great Minds Drink Alike- philosophy and drinks online
23RD APRIL
Table Topics- talk politics, food, social media, hobbies, career
30TH APRIL
Venture Capital Speaker Series & Networking Event



Here is our events calendar:

04/09 - Investor Speaker Series

04/04 - Small Talk Sucks
04/04 & 04/05 - Virtual Games Night

04/08 & 04/12 Collective Calm - Meditation, Gratitude and Journaling

04/14 Meditation and Wellness - Mix of art, music, wellness, and community
04/18 Great Minds Drink Alike - Philosophy & Drinks Online

04/23 Table Topics - Talk politics, food, social media, hobbies, career and more

04/30 - Venture Capital Panel with Insight Partners, WISE Ventures, Backstage Capital, Rubicon VC

You can see all our upcoming events here: https://www.eventbrite.com/o/downtodash-29351253561

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

DownToDash is an app to meet people based on activities. We are launching a feature that curates personalized experiences for users every week, based on availability and location.The lockdown and social distancing made us pivot and adapt to the current situation by moving these activities and events online. Our events include meditation sessions, Small Talk Sucks, Great Minds Drink Alike and others. We see this as an opportunity to spread calm and vitality during this crazy time.

### Where will your company be in 5 years?

We project to be at 1.28 million users and 5.5 million in revenue, on penetrating 1.75% of the US market in 3 years. With a market penetration of 4.79%, we could be at 3.5 million users, resulting in 20.5 million in revenue within 5 years.

### Why did you choose this idea?

We have lived in different countries and identified the difficulty in finding people for specific activities. We wanted to play Basketball and could not find enough players and I did not go for Zumba when my friends were busy. Later on, I moved to New York alone and experienced how difficult it can be to make friends when you move into a new city.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

After doing market research, we identified that 78% of millennials would choose to spend money on an experience over buying something [Business2Community, 2018]. They want to spend on being with others. Furthermore, technology and social media has been criticized for increasing loneliness and depression. We are using it to foster real-life interactions and want to revolutionize the way people meet all over the world!

Our research also helped us identify how people struggle in making plans. We came across an article that stated "Making plans these days sometimes feels like a tedious part-time job

you never wanted. It's almost like we should all choose how many days a week we want to socialize, color code all of our friendships according to priority, and then let some app (Let's call it "FRIENDY!") figure the whole goddamn thing out for us so we don't have to do the emotional labor of deciding anything at all. Imagine, showing up for a drink or dinner without feeling like you might possibly hate everyone involved before you even sit down" [The Cut, 2018.] Curated plans is going to solve this problem for many people.

**What is your proudest accomplishment?** ⌄

I co-founded a social enterprise that empowered rural women to deliver salon services at people's houses. Some of these women could afford to pay for their children's education because of this venture.

**How far along are you? What's your biggest obstacle?** ⌄

1. We have enabled more than 50,000 plans last month and are on-boarding around 100 users every week.

2. We did an equity crowdfunding campaign and raised $64,680 from our users, event partners and other investors. It would be great if you can read the 'Grapevine' section on the campaign, to see what our customers, users and investors are saying about us.

3. Our early adopters love our mission, here is some of our favorite feedback:

"Always down to dash. DTD is an easy way to meet a ton of cool people to play sports and go out together." - Nico Hodel, 27

"I have no friends who are serious about dancing and found some amazing dance buddies on DTD." - Grace Song, 24

"DTD changed my experience of moving to NYC alone. I use the app regularly to explore new things and meet new people." - Drielli Afonso, 29

"I use Sama's app and also have worked with her planning events. She is one of the best entrepreneurs I've worked with." - Michael Marra, 28

"DownToDash has been an unbelievable way to meet a ton of new people on campus. At first, I was hesitant because meeting random people is a bit nerve-wracking but being able to do things I want to do with other cool people that share the same interests has really elevated my college experience." - Dylan Lee, 25

Our biggest obstacle is the inability to scale quickly without sufficient funding.

**Who are your competitors? Who is the biggest threat?** ⌄

The most similar existing platform is Meetup but Meetup operates only for larger groups and is run by MeetUp organizers. We position ourselves as a complement to MeetUp and partner with MeetUp organizers. People use DownToDash to buddy up and attend a MeetUp. Bumble BFF and Vina focus on female friendships, however Bumble does not connect users based on activities.

**What do you understand that your competitors don't?** ⌄

Outside the dating apps, there is no platform that brings users together on a smaller scale. We learnt that many people get intimidated by large gatherings and prefer meeting new people in groups of 3 or 5. We understand that some people are capable of creating their own plans. Gradually, we realized that there was a lot of interest in other people's plans but the lack of self-generated plans. We learnt that empowering users is not enough and created "curated plans" to automate the planning process. We believe this tool will assist users that are not proactive and can lead to exponential growth.

Being millennials who have lived and worked in Asia, Europe and the U.S., we have a deep understanding of the millennial mindset and we know how 'Fear Of Missing Out (FOMO)' can be created. We understand the importance of maintaining a millennial-friendly brand that users perceive as cool, popular and fun (and not being a regular friend making app). We are very passionate about connecting people and my friends often call me "the human version of DownToDash."

We have empowered users to create their own plans and do what they are passionate about, along with their availability and location preferences. Our technology is automatically setting up plans for users, helping the plans to actually materialize. Our app acts as the mutual friend who would typically introduce people. We focus on learning from the successful plans through user feedback and create better quality plans and connections.

**How will you make money?** ⌄

Events: We have currently implemented our short-term strategy; we are selling tickets and sponsorship packages for the events we organize in New York. We have secured free venues and food for our events by obtaining sponsors.

Booking fee: We partner with experience-based service providers and are selling their experiences and events to our users. For example, we partnered with Scuba Network and are selling their scuba trips to our audience. We are charging them a 20% fee for every experience booked on DTD.

Premium accounts: We will add paid accounts for users with premium features for $5 per month. Features include passport (connecting with users in other locations), discounted access to events and additional curated plans.

Data: We will gather patterns in our data to provide guidance and predictive analysis to companies that deal with specific cohorts.

Projections: We project to be at 1.28 million users and 5.5 million in revenue, on penetrating 1.75% of the US market in 3 years. With a market penetration of 4.79%, we could be at 3.5 million users, resulting in 20.5 million in revenue within 5 years.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?** ⌄

The biggest risk is running into a security related problem, therefore the security of our users will also be our priority.

**What do you need the most help with?** ⌄

We are looking for advice on new techniques to scale our user base and expand to new cities.

**What are the equity splits?** ⌄

Sama Jashnani - 63%
Anuja Shah - 37%

**What is the biggest disagreement you've had with your cofounders?** ⌄

We had a disagreement over giving certain advisors equity in the company. We had a difference of opinion on certain people. We eventually decided to keep things informal for a few months and then decide whether to bring them onboard as official advisors.

**What would you do with $20,000? How about $100,000?** ⌄

We will use all the funding we raise for marketing: to scale the new version of DownToDash.

---

# Financials

DownToDash has financial statements ending December 31 2019. Our cash in hand is $54,604, as of December 2019. Over the three months prior, revenues averaged $97/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $92/month.



## At a Glance
May 14 to December 31

| $292 | $262 | $5,273 |
|------|------|--------|
| Revenue | Net Profit | Short Term Debt |

| $64,680 | $54,604 |
|---------|---------|
| Raised in 2019 | Cash on Hand |

| INCOME | BALANCE | NARRATIVE |

● Revenues   ● Profit

$292    $262

2019

**A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

| Net Margin: | Gross Margin: | Return on Assets: |
|-------------|---------------|-------------------|
| 90% ⓘ | 100% ⓘ | 0% ⓘ |

| Earnings per Share: | Revenue per Employee: | Cash to Assets: |
|---------------------|------------------------|-----------------|
| $2.62 ⓘ | $73 ⓘ | 69% ⓘ |

| Revenue to Receivables: | Debt Ratio: |
|-------------------------|-------------|
| – | 7% ⓘ |

FS 2019-12 F200305.pdf

# Risks

1. As we are at an early stage, the cost of scaling and expansion may be unpredictable. Therefore our projections may vary according to changes in our marketing plan, revenue model and unexpected circumstances.

2. Security of our users can be a risk if we do not strictly monitor this process and prioritize this. We will have to always focus on the security of our users and on maintaining a friendly brand image.

3. A bigger player could potentially launch a competitor app in the near future. We will have to focus on building an amazing brand that users love, to ensure that our community of loyalists do not switch. We believe with the right team and funding we will be a candidate for an acquisition instead of being copied.

4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

5. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

6. We may be subject to future governmental regulations. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our business will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. This could affect the cost of running our business and the demand for it.

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Sama Jashnani | Co-Founder DownToDash @ DownToDash | 2019 |
| Anuja Shah | Co-Founder DownToDash @ DownToDash | 2019 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Sama Jashnani | CEO | 2019 |
| Anuja Shah | COO | 2019 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Anuja Shah | 37 Common Stock | 37.0% |
| Sama Jashnani | 63 Common Stock | 63.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY |
|---|---|---|
| | $0 | Custom |

### Outstanding Debts

None.

### Related Party Transactions

None.

### Use of Funds

| | |
|---|---|
| $50,000 | 51% towards technology and product development (including maintenance costs and adding new features to the app), 35% towards marketing (digital marketing spend, expanding our campus ambassador base and hosting events) and 14% towards legal expenses (including the 7.5% Wefunder intermediary fee). |
| $1,070,000 | 41% towards technology and product development (including maintenance costs and adding new features to the app), 45% towards marketing (digital marketing spend, |

expanding our campus ambassador base and hosting events, influencer marketing, hosting events, possibly hiring) and 14% towards legal expenses (including the 7.5% Wefunder intermediary fee).

## Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Safe (Mfn) | 203 | $64,680 | No |
| Common Stock | 100 | 100 | Yes |

## Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.



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